

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2011

<u>**Via E-mail**</u>
Ms. Jacqueline Danforth
Chief Financial Officer
Octagon 88 Resources, Inc.
348 – 14th Street NW
Calgary, Alberta T2N 1Z7

      Re: Octagon 88 Resources, Inc.
              Form 10-K for Fiscal Year ended June 30, 2010
              Filed September 30, 2010
              File No. 000-53560

Dear Ms. Danforth:

      We have completed our review of your Form 10-K and related filings and do not have any further comments at this time.

                      Sincerely,

                      /s/ Karl Hiller

                      Karl Hiller
                      Branch Chief